STRATEGY

EXECUTION

RESULTS

VALUE

Financial Data (000's):

Operating Data:

Corporate Profile

- Natural gas focus
  - 87% of proven reserves at 12/31/05 were natural gas or natural gas liquids
  - 80% of current daily production is natural gas
- Balanced exploration and development property base focused in
  - The onshore Gulf Coast from south Texas to Mississippi
  - The Permian Basin of west Texas and New Mexico
- Track record of successful operations
  - Three-year drilling success rate of 87%
  - Three-year compounded growth rate in proved reserves of 27%
  - Three-year compounded growth rate in production of 42%
  - Three-year production replacement of 247%
- As of December 31, 2005
  - Operated 32% of net daily production
  - 51.7 MMcfe per day of total net daily production
  - 156,322 net developed, undeveloped and option acres
- Value drivers
  - Reserve and production growth combined with a conservative financial structure

Management Team



Jim Keisling, *Vice President Production*; Howard Creasey, *Vice President Exploration;* Robert C. Thomas, *Vice President, General Counsel and Corporate Secretary*; John W. Elias, *Chairman, President and CEO*; John O. Tugwell, *Executive Vice President and COO*; Michael G. Long, *Executive Vice President and CFO*; C.W. MacLeod, *Senior Vice President Business Development and Planning*; Mark J. Gabrisch, *Senior Vice President Land.*

Our intent is to provide readers with a graphical and bullet point text that we believe conveys a meaningful summary and perspective of the Company's performance and objectives.


$MM
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
2003
2004
2005
2006E
CAPEX – Excluding Acquisitions
Acquisitions

- Capital expenditures have grown steadily, up 351% since 2003.
- Balance drilling risk with selective acquisition strategy providing upside opportunities. During 2005 we spent approximately $68 million to acquire assets.
- Capital expenditures for 2006 are currently forecast to be between $95 and $100 million.


# of Wells
Undeveloped Acres (000)
70
60
50
40
30
20
10
0
140
120
100
80
60
40
20
0
2003
2004
2005
2006E
Wells Drilled
Wells Successful
Net Undeveloped and Option Acres

- Steady increase in the number of wells drilled with drilling success rate of 87% since 2003.
- Balanced drillbit oriented growth.
- Focus on operating efficiency.
- More than a four-fold increase in undeveloped acreage provides an expanded portfolio of investment opportunities for 2006 and beyond.


Bcfe
Years
100.0
80.0
60.0
40.0
20.0
0.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2003
2004
2005
Proved Reserves, Ending
RP Ratio

- 27% compounded annual growth rate in reserves since 2003.
- Natural gas and natural gas liquids comprise 87% of 2005 year-end reserves.
- 74% of 2005 reserves are developed.
- RP consistently within our target range of 6 to 9 years.


Bcfe
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0%
2003
2004
2005
2006E
Annual Production
Reserve Replacement

- 42% compounded growth rate in production since 2003.
- 184% production replacement in 2005 and 247% over the 2003–2005 period.
- Average daily production rate increased 102% from 22 to 45 MMcfe/D over a 3-year period.
- Production for 2006 is expected to increase 15% to 30% over 2005.

- Edge's stock price has appreciated 564% over the three-year period.
- Market capitalization has increased from approximately $48 million at January 1, 2003 to well over $400 million at December 31, 2005.
- Increase in number of shares outstanding has provided more liquidity for shareholders.
- Average daily trading volume has increased ten fold.


Stock Price
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2003
2004
2005
Edge Closing Stock Price
Volume

Attention to cost structure and financial flexibility goes hand-in-hand with operational strategies.



$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$/Mcfe
$2.79
$3.89
$5.75
2003
2004
2005
Cash Margin
Prod & Ad Val Tax
G&A
Interest
LOE



140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
$MM
2003
2004
2005
Revenue
Net Income
EBITDA



120.0
100.0
80.0
60.0
40.0
20.0
0.0
$MM
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005
Debt
Unused Debt Capacity
Debt/Total Capital

- Increasing cash margins result from rising commodity prices, physical growth and constant focus on cost control.
- G&A per unit of production is steadily declining.
- Commodity price hedging used each year to insure funds are sufficient to execute our capital program.

- Increased reserves and production, coupled with rising commodity prices have resulted in growing revenue, net income and EBITDA.
- Growth in EBITDA has allowed us to steadily increase our capital expenditure program.
- Maintained a strong EBITDA to Interest coverage ratio.

- Capital expenditures are funded from internal cash flow.
- Excess cash flow used to pay down debt.
- Debt and/or equity used to fund acquisitions of producing properties.
- Debt-to-total capitalization target of less than 30%.

	2003	2004	2005
'er Mcfe Analysis – $/Mcfe			
₹evenue (after effect of hedging)	$ 4.19	$ 5.33	$ 7.40
.OE	0.33	0.41	0.52
'roduction & Ad Valorem Taxes	0.31	0.35	0.53
G&A[1]	0.68	0.65	0.60
nterest & Other[2]	0.08	0.03	-
Total Expense	$ 1.40	$ 1.44	$ 1.65
Cash Margin	$ 2.79	$ 3.89	$ 5.75
Cash Margin Percentage of Revenue	67%	73%	78%
DD&A and accretion	1.68	1.81	2.45
Net Margin	1.11	2.08	3.30
Net Margin Percentage of Revenue	27%	39%	45%
Number of Employees	35	51	62

[1] *Excludes deferred compensation expense.*

[2] *Interest excludes capitalized interest and amortization of deferred loan costs.*

- Increasing LOE costs resulted from higher inflationary costs associated with equipment and oilfield services.
- Production and ad valorem taxes correspond to movements in commodity prices and physical growth.
- Growth-driven G&A increase has been offset by a doubling of our production since 2003, resulting in a steady decrease in G&A per unit of production.
- Higher DD&A results from increased oilfield service costs, development costs associated with recent acquisitions, which are expected to add future value, and non-recurring reserve revisions on mature properties.
- Net margins as a percentage of revenue increased from 39% in 2004 to 45% in 2005.

Edge entered 2005, as it did in 2003 and 2004, with growing production coupled with strong commodity prices and the financial flexibility to both execute an aggressive drilling program as well as make substantial investments for the Company's future.

The assets acquired in the late 2004 Queen City transaction laid the ground work for not only a successful 2005 drilling program but also gave us the opportunity to pursue expansion of the play. Needless to say our expectations for 2005 were high.

Our continued emphasis on effectively executing all components of the Company's strategies, while adjusting for changes in the business environment, resulted in 2005 being another year of record operating and financial results for Edge.

We expanded our drilling program to 65 wells in 2005, a 33% increase over the 2004 level, while maintaining our historically high success rate. For much of the year the increasing demand for rigs, equipment and other oil field services in the industry caused delays in our drilling program and at year-end we had an unusually high number of our successful wells still waiting to be completed and put on stream. However, in spite of these delays our full-year production of 16.4 Bcfe showed a year-over-year gain of 35%.

We closed on acquisitions of producing assets in south Texas and Mississippi late in 2005 that added 10.9 Bcfe of proven reserves as well as significant probable and possible resource potential which we expect to capture in the coming months. These acquisitions coupled with our successful 2005 drilling program resulted in year-end net reserves of 102.8 Bcfe, an increase of 15% over year-end 2004 net reserves of 89.1 Bcfe. We replaced 184% of our record 2005 production of 16.4 Bcfe.

We supplemented our original 2005 capital expenditure program of $63 million twice during the year, ultimately spending $93 million, excluding acquisitions, and we funded this expanded program largely from internal cash flow. The program included a more than four-fold increase in our undeveloped acreage inventory plus new 3-D seismic over much of the new acreage we now control and the assets we acquired. Obviously, we are excited about the potential for continued growth in 2006 and beyond in reserves and production from these additions to our portfolio. Our debt capacity had grown to the point where we were comfortable funding the entire Chapman Ranch acquisition with borrowings under our credit facility. Therefore, our debt-to-total capital ratio at year-end was 30.7%, a level we expect to reduce in 2006 as we use our excess cash flow to pay down debt.

Our stock price, a primary measure of shareholder value, closed at $24.91 per share on December 31, 2005, a 71% increase over the closing price on December 31, 2004. Our market capitalization increased from $241 million to over $400 million during this same period.

Our 2006 capital expenditure program for wells, land, seismic and other related activities will be in the range of $95 to $100 million, excluding acquisitions, and we expect to fund this program through internal cash flow. Our plan includes the drilling of 55 to 60 wells plus continued investments in undeveloped properties and seismic which we expect will enable us to further broaden our investment opportunity base in 2006 and beyond. We have a sizeable inventory of investment opportunitie and if circumstances warrant, we are prepared to request our Board to approve a supplement as they did twice in 2005.

We expect to be very active on several fronts in south Texas where our efforts continue to yield positive results. Approximate 70% of our capital expenditure program is slated for south Texas

We expect a continued high level of activity in southeast New Mexico, with 7 deep and 7 shallow wells planned for 2006. However, it has taken us longer than normal to put our successf wells on stream because of the high demand for all oil field services and equipment in southeast New Mexico. We are certainly hopeful that the efforts of our operating personnel will eliminate these delays as we go forward.

We have contracted for a rig to drill at least one deep well fo us in the Mississippi Salt Basin. In addition, we plan to supplement the 3-D seismic we have recently acquired in the Basin wit new shooting to further confirm the prospects we have already identified and have under lease.

We are continuing to build our position in the Fayetteville ar Floyd shale-gas plays in Arkansas and Mississippi. We are workin with others to spread our exposure and access rigs that will enab us to proceed with our pilot programs to determine the econom potential of these two shale-gas plays.

We have contracted for the drilling rigs necessary to carryout our 55 to 60 well program. However, our 2006 production forecast reflects a degree of caution on our part due to the timing o when each of our wells will be drilled and continued shortages of equipment and materials that have caused, and we expect will continue to cause, delays in bringing our successful wells on stream. You can be assured that we will be working with the service companies to try to alleviate the delays to the extent possibl Nonetheless, we still expect a year-over-year growth in our production to be in the range of 15 to 30%.

Obviously, the combination of rising cost in all sectors of our industry and falling commodity prices will reduce operating margins and put upward pressure on finding and development cost for everyone, at least in the near-term. However, we believe the quality of the prospects in our portfolio can withstand the squeeze on operating margins and still yield very attractive full cycle rates of return. Consequently, we are confident in our abili to continue our track record of delivering results that will increa shareholder value.

Sincerely,

John W. Elias

John W. Elias
Chairman, President & CEO

Board of Directors



Corporate Headquarters

Transfer Agent

Outside Legal Counsel

Independent Registered Public Accounting Firm

Market Information

Annual Meeting

Form 10-K

Definitions

Mcf

Bcfe

EBITDA

Mcfe

MMcfe

MMcf

Focus Areas



Edge Petroleum Corporation
301 Travis Street, Suite 200
Houston, Texas 77002
(713) 654-8960